Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jack in the Box Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-67450, 333-85669, 333-88356, 333-127765, 333-26781, 333-115619, 333-134186, 333-143032, 333-150913, and 333-1685554) on Form S-8 of Jack in the Box Inc. of our reports dated November 22, 2011, with respect to the consolidated balance sheets of Jack in the Box Inc. and subsidiaries as of October 2, 2011 and October 3, 2010 and the related consolidated statements of earnings, cash flows, and stockholders’ equity for the fifty-two weeks ended October 2, 2011, the fifty-three weeks ended October 3, 2010, and the fifty-two weeks ended September 27, 2009, and the effectiveness of internal control over financial reporting as of October 2, 2011, which reports appear in the October 2, 2011 annual report on Form 10-K of Jack in the Box Inc.

/s/ KPMG LLP

San Diego, California

November 22, 2011